Diguang International Development Co., Ltd.

October 9, 2008

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attn: Russell Mancuso

Re:	Diguang International Development Co., Ltd. (the “Company”)
Post-effective Amendment No. 2 to Form S-1 Filed August 14, 2008 File No. 333-135061
Dear Mr. Mancuso

We refer to the above matter and the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated August 21, 2008 commenting on our Post-effective Amendment No. 2 to the Registration Statement on Form S-1 filed on August 14, 2008 (the “Post-effective Amendment No. 2”).

We have provided two courtesy copies of Post-effective Amendment No. 3 to the Registration Statement on Form S-1 (the “Post-effective Amendment No. 3”), clean and marked to show changes from Post-effective Amendment No. 2, along with this response letter for your review. For your convenience, we have repeated each comment from the Staff’s August 21, 2008 letter immediately prior to our responses below. For your convenience, we pointed out the page numbers of Post-effective Amendment No. 3 where the revisions appear. The page numbers are the page numbers of the document as filed in EDGAR.

Financial Statements, page F-1

1.	Please update your financial statements as required by Rule 8-08 of Regulation S-X.

We note the Staff’s comment and advise that financial statements for the period ended March 31, 2008 have been replaced by financial statements for the period ended June 30, 2008 on pages F-1 to F-10 of Post-effective Amendment No. 3.

We further advise the Staff that certain sections under the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” have been revised to conform the same changes made to the financial statements on pages 23 to 26 of Post-effective Amendment No. 3.

Where You Can Find More Information, page 71

2.
Please provide us your analysis supporting your statement that you are a voluntary filer. Cite all authority on which you reply. Given that this offering appears to have been ongoing, it is unclear why you have not been subject to reporting obligations.

We note the Staff’s comments and respectfully advise that the Company is no longer a voluntary filer. We respectfully advise the Staff that we have made the appropriate change on page 71 of Post-effective Amendment No. 3:-

“WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to offers and resales of shares of our common stock by the selling stockholders identified in this prospectus. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and its exhibits and schedules. For further information about us and the common stock that the selling security holders intend to offer or sell in this offering, you should refer to the registration statement and its exhibits and schedules filed as part of the registration statement for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or other documents. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates.

You can read, inspect without charge and obtain a copy of the registration statement or any of our other materials we file or filed with the SEC at the SEC’s Public Reference Room free of charge at the Headquarters Office at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain copies of the documents at prescribed rates by contacting the SEC’s Public Reference Room at (202) 551-8090. Please call the SEC, at its toll-free number at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, the SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.”

Signatures, page 76

3.	Please revise the first paragraph of text to conform to the signature requirements of Securities Act Form S-1.

We note the Staff’s comment and respectfully advise the Staff that changes have been made on page 76 of Post-effective Amendment No. 3:-

“Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Shenzhen, The People’s Republic of China on October 9, 2008.”

4.	Please indicate below the second paragraph of text on this page which individuals signed in the capacity of principal financial officer and principal accounting officer or controller.

We note the Staff’s comment and advise that Mr. Keith Hor, our Chief Financial Officer, signed in the capacity of principal financial officer and principal accounting officer of the Company.

We respectfully advise the Staff that changes have been made on page 76 of Post-effective Amendment No. 3.

Exhibits

5.	Please file the exhibit required by Regulation S-K Item 601(b)(5).

We note the Staff’s comment and advise that an Opinion of Hale Lane Peek Dennison and Howard has been filed as Exhibit 5.1, (which is incorporated by reference from Form S-1/A filed on October 30, 2006), as to legality of offered securities by the Company.

We thank the Staff for its continued courtesies. If the Staff needs any additional information or has further questions, please do not hesitate to contact our Mr. Yi Song, Chief Executive Officer at (86) 755-2655-3580 .

Sincerely,

/s/ Yi Song

For and on behalf of
Diguang International Development Co., Ltd.

cc:     Mr. Simon Luk, Heller Ehrman